Exhibit 99.1

4Q 2025

Results

February 25, 2026

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

HIGHLIGHTS

Monterrey, Mexico, February 25, 2026 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the fourth quarter of 2025.

•	FEMSA: Total Consolidated Revenues grew 5.7% and Income from Operations increased 8.5% compared to 4Q24.

•	FEMSA Retail[1]: Proximity Americas total Revenues grew 5.3% and Income from operations increased 7.7% versus 4Q24.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.

February 25, 2026 | Page 1

•	SPIN: Spin by OXXO had 10.5 million active users[2] representing 22.0% growth compared to 4Q24 while Spin Premia had 28.1 million active loyalty users[2] representing 13.8% growth compared to 4Q24, and an average tender[3] at OXXO Mexico of 49.3% which increased from 40.7% in 4Q24.

•	COCA-COLA FEMSA: Total Revenues and Income from Operations grew 2.9% and 13.3%, respectively against 4Q24.

Financial Summary for the Fourth Quarter 2025

Change vs. comparable period

	Total Revenues		Gross Profit		Income from Operations		Same-Store Sales
As Reported	4Q25	YTD25	4Q25	YTD25	4Q25	YTD25	4Q25	YTD25
FEMSA Consolidated	5.7%	7.6%	0.5%	6.2%	8.5%	4.7%
Proximity Americas	5.3%	7.0%	6.1%	8.4%	7.7%	1.4%	4.4%	1.0%
Proximity Europe	2.5%	14.6%	(10.5)%	8.9%	10.8%	20.4%	N.A.	N.A.
Health	4.6%	10.5%	(34.7)%	(0.8)%	(52.3)%	(13.1)%	4.7%	8.0%
Fuel	3.6%	2.8%	2.1%	3.2%	8.4%	2.8%	8.7%	6.9%
Coca-Cola FEMSA	2.9%	4.3%	1.8%	3.4%	13.3%	7.0%
Comparable(A)
FEMSA Consolidated	5.2%	4.9%	1.3%	4.2%	9.6%	2.1%
Proximity Americas	6.3%	3.7%	6.4%	6.7%	8.4%	(2.9)%	4.5%	N.A.
Proximity Europe	2.3%	3.2%	0.3%	(2.0)%	10.8%	8.8%	N.A.	N.A.
Health	6.7%	6.3%	(5.5)%	(4.2)%	(50.5)%	(15.4)%	9.2%	N.A.
Fuel	3.6%	2.8%	2.1%	3.2%	8.4%	2.8%	8.7%	6.9%
Coca-Cola FEMSA	6.0%	6.5%	4.6%	5.2%	16.7%	7.0%

Jose Antonio Fernández Garza-Lagüera, FEMSA’s Chief Executive Officer, commented:

“As I begin my tenure at the helm of this amazing Company, I am humbled by the responsibility but excited at the size and relevance of the opportunities ahead for FEMSA. The people that built this business over the past 135 years, and those who led them before me, created one of the premier enterprises not only in Mexico or Latin America, but I truly believe, in the world.

I am convinced we have in OXXO and Coca-Cola FEMSA, two of the most remarkable and valuable assets in their respective global industries, not just because of what they represent today, but just as importantly, what they can become in the future. There are many opportunities for our retail and beverage platforms to continue to grow, in Mexico and beyond, consistent with our strategic intent of creating economic and social value wherever we operate.

During the fourth quarter, our results in Mexico maintained the positive trend that we first saw during the third quarter, particularly at OXXO, where traffic continued to recover sequentially helping us achieve comparable sales approaching the mid-single digit range. Outside of Mexico, OXXO again showed positive dynamics in South America, and we were able to close the transaction giving us full ownership of OXXO Brazil, while in Europe the team delivered strong operating income for the period. For its part, Coca-Cola FEMSA closed the year on a strong note, with consolidated volume growth and the highest December volumes in its history for the four largest operations.

Beyond the operational results, we have launched an important restructuring effort that includes the integration of the corporate teams from the Proximity & Health division into FEMSA corporate, creating a flatter, more efficient structure, as well as aligning Spin closer to OXXO and refocusing our digital strategy to maximize the combined potential of our unique platform. The efficiency and top line benefits derived from this effort will ramp up during this year and will be fully in place for 2027 and beyond.

As we look ahead at 2026, despite still facing a soft but stabilizing consumer environment and recently implemented taxes on important categories in our key Mexico market, we like our current momentum across most of our business units, and we are optimistic that the resilience and strength of our geographically diversified platform will again serve us well as we pursue our ambitious growth agenda.”

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

4Q25 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	4Q25	4Q24	Var.	Comp. (A)
Total Revenues	220,091	208,310	5.7%	5.2%
Gross Profit	91,422	91,003	0.5%	1.3%
Gross Profit Margin (%)	41.5	43.7	(220 bps )
Income from Operations	24,546	22,633	8.5%	9.6%
Operating Margin (%)	11.2	10.9	(30 bps )
Adjusted EBITDA[1]	39,731	34,567	14.9%	15.5%
EBITDA Margin (%)	18.1	16.6	(150 bps )
Consolidated Net Income	12,709	9,510	33.6%

Net Debt2 ex-KOF3

Amounts expressed in millions of Mexican Pesos (Ps.)

As of December 31, 2025	Ps.		US$[4]
Cash and Investments	99,955		5,551
Financial Debt	67,888		3,770
Lease Liabilities	106,987		5,942
Net debt	74,920		4,161
ND / Adjusted EBITDA	1.02	x	-

1 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days. Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

2 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

February 25, 2026 | Page 2

Total revenues increased 5.7% in 4Q25 compared to 4Q24, driven by growth across all our business units, and reflecting a slightly positive exchange rate effect, due to mixed impacts that ultimately reflected the appreciation of the Mexican peso against some of our foreign operating currencies. On a comparable basis, revenues grew 5.2%.

Gross profit increased 0.5%. Gross margin decreased 220 basis points, reflecting margin contraction in Coca-Cola FEMSA, Proximity Europe, Health, and Fuel. Importantly, the contractions in Proximity Europe and Health were driven by the reclassification of distribution expenses from selling expenses to cost of goods sold, and do not impact income from operations. On a comparable basis excluding the effects of this reclassification, the gross margin would have contracted by 70 basis points reaching 43.0%. This was partially offset by margin expansion in Proximity Americas.

Income from operations increased 8.5% driven by growth across our business units, except the Health division. The consolidated operating margin was 11.2%, representing an expansion of 30 basis points, reflecting margin expansion in Proximity Americas, Coca-Cola FEMSA, Proximity Europe, and Fuel. This was partially offset by margin contraction in our Health division. On a comparable basis, income from operations increased 9.6%.

The effective income tax rate was 38.5% in 4Q25. Our income tax provision was Ps. 7,004 million in 4Q25. The gap between our effective tax rate and the statutory rate of 30% is largely explained by: i) a structurally higher effective tax rate driven by ongoing non-deductible labor-related expenses in Mexico; and ii) income tax paid to other countries where Coca-Cola FEMSA operates. Our income tax provision for 4Q25 declined 26.6% relative to 4Q24.

Net consolidated income was Ps. 12,709 million, compared to Ps. 9,510 million in 4Q24, mostly reflecting: i) a non-cash foreign exchange loss of Ps. 830 million, compared to a gain of Ps. 2,673 million in 4Q24, related to our U.S. dollar-denominated cash position negatively impacted by the appreciation of the Mexican peso during the quarter, reflecting a Ps. 3,503 million swing from gain to loss; ii) a lower interest income of Ps. 1,575 million compared to Ps. 2,813 million in 4Q24 resulting from a lower cash balance; and iii) a lower income tax of Ps. 7,004 million compared to Ps. 9,541 million in 2024.

Net majority income was Ps. 2.46 per FEMSA Unit35 and US$1.36 per FEMSA ADS4.

Net Debt / EBITDA. On an ex-KOF3 basis, as of December 31, 2025, cash and investments were Ps. 99,955 million and total debt was Ps. 174,875 million, resulting in net debt of Ps. 74,920 million. Our Net Debt / EBITDA ratio ex-KOF was 1.02x up from 0.45x in 4Q24. This increase reflects mainly the cash outflow related to our capital allocation strategy, which has resulted in Ps. 41,536 million of ordinary and extraordinary dividends, as well as Ps. 11,908 million of share repurchases6 during the last twelve months.

Capital expenditures amounted to Ps. 14,200 million, 6.5% as a percentage of total sales, and a decrease of 31.4% compared to 4Q24, reflecting lower CAPEX across all our businesses, primarily driven by a disciplined approach to growth across the portfolio. It is worth noting that the lower spending in the quarter in Proximity Americas is partially explained by the normalization of the store expansion curve in Mexico, where a greater number of openings took place earlier in the year. It also reflects the refinement of the value proposition in Colombia, where we adopted a more selective expansion strategy and closed underperforming stores, as well as a flat to moderate pace in the expansion strategy for OXXO Chile and Peru, while significantly reducing investment in Health Mexico.

PROXIMITY AMERICAS OXXO (Mexico, USA & Latam1)

4Q25 Financial Summary – Proximity Americas

Amounts expressed in millions of Mexican Pesos (Ps.)

	4Q25	4Q24	Var.	Comp.(A)
Same-store sales (thousands of Ps.)[2]	1,018.0	974.8	4.4%	4.5%
Total Revenues	85,257	80,992	5.3%	6.3%
Gross Profit	40,979	38,610	6.1%	6.4%
Gross Profit Margin (%)	48.1	47.7	40 bps
Income from Operations	10,252	9,516	7.7%	8.4%
Income from Operations Margin (%)	12.0	11.7	30 bps
Adjusted EBITDA	15,865	14,062	12.8%	13.8%
Adjusted EBITDA Margin (%)	18.6	17.4	120 bps

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges. Adjusted EBITDA ex-KOF: FEMSA Consolidated Adjusted EBITDA as described above – Coca-Cola FEMSA’s Consolidated Adjusted EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

2 All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.

3 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

4 The exchange rate published by the Federal Reserve Bank of New York for December 31, 2025 was 18.0057 MXN per USD.

5 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2025 was 3,469,469,527, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

6 Share repurchases considers the disbursed amount for the local market repurchases and the ASRs of the last twelve months, that include the first ASR of US$250 million and the second ASR of US$260 million, this is translated to mexican pesos with the exchange rate for the end of the period of December 31, 2025.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 OXXO Latam: OXXO Colombia, Chile and Peru.

2 Same-store Sales including OXXO Mexico and Latam, this does not include our USA operations. Comparable Same-store Sales shown in a local currency weighted average.

February 25, 2026 | Page 3

Total revenues increased 5.3% in 4Q25 compared to 4Q24 reflecting a 4.4% increase in same-store sales, coupled with a 4.6% store expansion. The growth in same-store sales was driven by an increase of 5.0% in average ticket, and a decrease of 0.6% in store traffic. On a comparable basis, total revenues increased 6.3%. During the quarter we continued executing our affordability strategy in Mexico which successfully increased competitiveness across key categories. Despite ongoing consumer softness and a challenging but stabilizing economic environment in Mexico, our execution initiatives closely aligned with current consumer needs, delivering positive results. During the quarter, the OXXO store base in Mexico, USA and Latam expanded by 209 stores. This division had 1,125 total net store additions for the last twelve months. As of December 31, 2025, Proximity Americas had a total of 25,587 stores. OXXO Latam delivered notable results with same-store sales growth in the high-teens on a currency neutral basis, reflecting our initiatives to drive operational improvements across the different countries.

Gross profit reached 48.1% of total revenues, reflecting a 40-basis point expansion driven by an improvement in our Latam and US operations, coupled with stable margins in OXXO Mexico. The improvement in Latam reflected the benefits of scale and more disciplined commercial negotiation with suppliers while the US improvement reflects a focus on fuel margins. This gross profit margin was achieved despite a high comparable base that included a sustained contribution of financial services and commercial income in Mexico.

Income from operations increased by 7.7% compared to 4Q24 and represented 12.0% of total revenues, which represents a 30-basis point expansion. This performance was mainly explained by higher gross margin across all our operations, coupled with a slower pace of store expansion in Latam. Operating expenses increased 5.6% reflecting cost containment and efficiency initiatives, which allowed us to better align expenses with top-line growth.

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased by 31.0% in 4Q25 compared to 4Q24, reflecting an average same-store sales increase of 11.5%, with an ongoing strong performance in the grocery, dairy and frozen food categories, coupled with a recovery in our convenience categories and the addition of 157 net new Bara stores during the last twelve months. During the quarter, the Bara store base expanded by 63 units reaching a total of 636 Bara stores as of December 31, 2025.

Grupo Nós2

Total revenues of OXXO Brazil in 4Q25 grew 28.7%3 year-over-year. This figure reflects the successful evolution and expansion of the OXXO value proposition in the country, which resulted in same-store sales growth of 18.3%3, as well as the addition of 13 net new OXXO stores for the last twelve months. During the quarter, the store base contracted by 2 net units as we pruned some of our earlier-cohort stores. As of December 31, 2025, Grupo Nós had a total of 607 OXXO stores. As discussed in the section on Recent Developments below, FEMSA completed the separation process of the OXXO Brazil business from the Shell Select business, which contributed to the more muted rate of growth in recent months, and we would expect faster growth to resume in 2026.

1 Bara store count and results are not consolidated within the Proximity Americas reported figures.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 In local currency, BRL

February 25, 2026 | Page 4

PROXIMITY EUROPE Valora

4Q25 Financial Summary – Proximity Europe

Amounts expressed in millions of Mexican Pesos (Ps.)

	4Q25	4Q24	Var.	Comp.(A)
Total Revenues	14,217	13,870	2.5%	2.3%
Gross Profit	5,383	6,014	(10.5%)	0.3%
Gross Profit Margin (%)	37.9	43.4	(550 bps )
Income from Operations	724	653	10.8%	10.8%
Income from Operations Margin (%)	5.1	4.7	40 bps
Adjusted EBITDA	2,212	2,012	10.0%	9.9%
Adjusted EBITDA Margin (%)	15.6	14.5	110 bps

Total revenues increased 2.5% in 4Q25 compared to 4Q24, reflecting a marginal benefit from the appreciation of the Swiss Franc against the Mexican peso. Excluding currency effects, total revenues grew 2.3%, reflecting higher sales from our Swiss retail operations. This was partially offset by lower sales in B2B and B2C foodservice.

Gross profit represented 37.9% of total revenues, a 550 basis-point margin contraction, reflecting the full-year impact of the reclassification of distribution expenses from operating expenses to cost of sales, all in 4Q25. Gross profit decreased 10.5% compared to 4Q24, but grew 0.3% on a currency-neutral basis, reflecting the effects mentioned above. Importantly, this does not impact the underlying operating results of the business. On a comparable basis excluding the effects of this reclassification, gross profit would have increased 4.3% in 4Q25, and the comparable gross profit margin would have expanded 70 basis points to 44.1% in 4Q25, reflecting strong performance in Swiss retail and higher commercial income.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

February 25, 2026 | Page 5

Income from operations increased 10.8% versus 4Q24 and represented 5.1% of total revenues, a 40 basis-point increase year-on-year, reflecting strong growth in retail sales in Switzerland, coupled with effective expense control. Operating expenses decreased by 0.8% to Ps. 5,318 million, nearly flat for the quarter.

HEALTH

4Q25 Financial Summary - Health

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	4Q25	4Q24	Var.	Comp.(A)
Same-store sales (thousands of Ps.)	1,149.7	1,098.6	4.7%	9.2%
Total Revenues	22,824	21,824	4.6%	6.7%
Gross Profit	4,446	6,814	(34.7)%	(32.5)%
Gross Profit Margin (%)	19.5	31.2	(1,170 bps )
Income from Operations	573	1,202	(52.3)%	(50.5)%
Income from Operations Margin (%)	2.5	5.5	(300 bps )
Adjusted EBITDA	2,512	2,352	6.8%	11.3%
Adjusted EBITDA Margin (%)	11.0	10.8	20 bps

Total revenues increased 4.6% in 4Q25 compared to 4Q24, despite the depreciation of certain currencies against the Mexican peso, but grew 6.7% on a currency-neutral basis, reflecting a positive performance in Colombia retail, and Ecuador, which were partially offset by challenging results in Mexico which reflect the closing of 443 stores for the last twelve months. During the quarter, the net store base increased by 112 units, reaching a total of 4,503 locations across our territories as of December 31, 2025. During the last twelve months, there were 158 net closings. Same-store sales increased by an average of 4.7% in Mexican pesos and 9.2% on a currency-neutral basis despite the underperformance of the stores in Mexico, reflecting the strong results of Colombia retail and Ecuador.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

February 25, 2026 | Page 6

Gross profit was 19.5% of total revenues, representing a dilution of 11.7 percentage points, reflecting the full-year impact of the reclassification of distribution expenses from operating expenses to cost of sales all in the 4Q25, as well as the underperformance of Health Mexico. Gross profit decreased 34.7% compared to 4Q24, reflecting the effects mentioned above. On a comparable basis excluding the effects of this reclassification, the comparable gross profit would have been flat in 4Q25 versus the previous year, and the comparable gross profit margin would have contracted 110 basis points to 30.1%. Importantly, this does not impact the underlying operating results of the business. Additionally, during 4Q25, we reclassified certain administrative expenses into selling expenses for the full year.

Income from operations represented 2.5% of total revenues, a contraction of 300 basis points from 5.5%, two-thirds of which reflects a charge of Ps. 487 million for uncollectible accounts related to the institutional business in Colombia, coupled with a negative performance in Mexico and Chile, partially offset by positive results in Ecuador. On a comparable basis, excluding this non-recurring item, operating income would have been Ps. 1,060 million, representing a decrease of 11.8% compared to 4Q24.

FUEL

4Q25 Financial Summary – Fuel

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	4Q25	4Q24	Var.
Same-station sales (thousands of Ps.)	9,768.8	8,985.1	8.7%
Total Revenues	16,924	16,331	3.6%
Gross Profit	2,114	2,071	2.1%
Gross Profit Margin (%)	12.5	12.7	(20 bps )
Income from Operations	808	745	8.4%
Income from Operations Margin (%)	4.8	4.6	20 bps
Adjusted EBITDA	1,169	1,092	7.0%
Adjusted EBITDA Margin (%)	6.9	6.7	20 bps

Total revenues increased 3.6% in 4Q25 compared to 4Q24, reflecting an 8.7% average same-station sales increase, driven by 10.0% growth in average volume and 1.2% decrease in the average price per liter, coupled with an increase in volume at our wholesale business. The OXXO Gas retail network had 552 points of sale as of December 31, 2025.

Gross profit was 12.5% of total revenues, representing a 20-basis point year-on-year contraction, driven by the cost of sales moving largely in line with top-line growth, as the softening of per-unit margins was mainly driven by our wholesale operations.

Income from operations represented 4.8% of total revenues and an 8.4% increase compared to 4Q24. Operating expenses increased 1.5% to Ps. 1,306 million, mainly reflecting ongoing efforts to drive efficiencies, and operate with a leaner organization in the context of voluntary industry-wide price commitments.

February 25, 2026 | Page 7

FEMSA Retail Operations Summary

Total Revenue Growth (% vs year ago)

4Q25
Proximity Americas
OXXO[1]	6.3%
México	5.9%
OXXO Latam[2]	20.9%

Other Proximity Americas formats
Bara	31.0%
OXXO Brazil[3]	28.7%

Proximity Europe[4]	2.3%
OXXO Gas	3.6%

FEMSA Health[5]	6.7%
Chile[6]	6.4%
Colombia[7]	18.2%
Ecuador[8]	14.9%
México	(21.4)%

1	OXXO Consolidated figures shown in a local currency weighted average. Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru, figure shown in MXN
3	Local currency (BRL).
Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

Total Unit Growth (% vs year ago)

4Q25
Proximity Americas
OXXO[1]	4.6%
México	4.7%
OXXO Latam[2]	4.3%

Other Proximity Americas formats
Bara	32.8%
OXXO Brazil[3]	2.2%

Proximity Europe[4]	(0.8)%
OXXO Gas	(3.3)%

FEMSA Health	(3.4)%
Chile	5.2%
Colombia	17.3%
Ecuador	8.1%
México	(24.3)%

1	Includes Mexico, Latam and US operations.
2	Includes OXXO Colombia, Chile and Perú.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Includes company owned and franchised units.

Same-Store Sales Growth

4Q25
Proximity Americas
OXXO[1]	4.5%
México	3.9%
OXXO Latam[2]	18.9%

Other Proximity Americas formats
Bara	11.5%
OXXO Brazil[3]	18.3%

Proximity Europe[4]	N.A.
OXXO Gas	8.7%

FEMSA Health[5]	9.2%
Chile[6]	7.3%
Colombia[7]	28.7%
Ecuador[8]	6.6%
México	(1.1)%

1	OXXO Consolidated figures shown in a local currency weighted average. Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru.
3	Local currency (BRL).
Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average. Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.
6	Local currency (CLP). Only Includes retail sales.
7	Local currency (COP). Includes retail sales.
8	Local currency (USD). Includes retail sales.

February 25, 2026 | Page 8

SPIN[1]

Spin by OXXO

Spin by OXXO acquired 0.8 million users during the quarter to reach 16.1 million total acquired users in 4Q25, compared to 13.1 million users in 4Q24. This represents an increase of 22.7% YoY and a 1.7% compound monthly growth rate. Active users2 represented 65.1% of the total acquired user base representing 22.0% growth YoY and reaching 10.5 million. Total transactions per month increased 54.2%3 during the quarter to reach an average of 98.0 million per month in 4Q25, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 2.2 million users during the quarter to reach 63.1 million total acquired users in 4Q25, compared to 52.8 million users in 4Q24. This represents an increase of 19.3% YoY and a 1.5% compound monthly growth rate. Active users4 represented 44.4% of the total acquired user base representing 13.8% growth YoY and reaching 28.1 million. The average tender during the quarter was 49.3%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment.

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the growth of average monthly transactions in 4Q25 compared to average monthly transactions in 4Q24.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

February 25, 2026 | Page 9

RESULTS FOR THE FULL YEAR OF 2025

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the Full Year 2025

Amounts expressed in millions of Mexican Pesos (Ps.)

	2025	2024	Var.	Comp. (A)
Total Revenues	840,954	781,585	7.6%	4.9%
Gross Profit	341,576	321,513	6.2%	4.2%
Gross Profit Margin (%)	40.6	41.1	(50 bps )
Income from Operations	73,971	70,667	4.7%	2.1%
Operating Margin (%)	8.8	9.0	(20 bps )
Adjusted EBITDA[1]	125,288	115,599	8.4%	5.8%
Adjusted EBITDA Margin (%)	14.9	14.8	10 bps
Consolidated Net Income	33,053	40,236	(17.9)%

Total revenues increased 7.6%, reflecting growth across all our business units, currency tailwinds, and the consolidation of the results of our US operations.

Gross profit rose by 6.2%. Gross margin decreased by 50 basis points to 40.6% of total revenues, reflecting a gross margin contraction at Coca Cola FEMSA, Health, and Europe, and nearly flat margin at our Fuel Division, as well as the reclassification of distribution expenses at the Health and Europe divisions from selling expenses to cost of goods sold. This was partially offset by an increase at Proximity Americas. On a comparable basis excluding the effects of this reclassification, the gross margin would have contracted by 10 basis points, reaching 41.0%

Income from operations increased 4.7%. Our consolidated operating margin decreased 20 basis points to 8.8% of total revenues, reflecting a margin contraction at the Proximity Americas Division and Health, nearly flat margins at our Proximity Europe and Fuel divisions. This was partially offset by a margin expansion in Coca-Cola FEMSA.

Our effective income tax rate was 37.3% for the twelve months of 2025. The gap between our effective tax rate and the statutory rate of 30% is largely explained by: i) non-deductible tax losses from Spin; and ii) non-deductible labor related expenses in Mexico, both of which weighed more heavily given the lower pre-tax profits caused in part by FX losses relating to our US dollar cash balances.

Net consolidated income was Ps. 33,053 million reflecting a decline of 17.9% compared to 2024 explained by: i) a non-cash foreign exchange loss of Ps. 5,747 in 2025, compared to a gain of Ps. 11,929 million in 2024, related to FEMSA’s U.S. dollar-denominated cash position negatively impacted by the appreciation of the Mexican peso, reflecting a Ps. 17,676 million swing from gain to loss, and ii) a higher net interest expense of Ps. 13,641 million, compared to Ps. 8,092 million in 2024 due to lower interest income. This was partially offset by: i) a 4.7% increase in income from operations; ii) a decrease in income taxes of Ps. 5,573 million; and iii) a financial instrument gain of Ps. 1,729 million compared to a 2,109 expense in 2024, which included a remaining position of Heineken in the twelve months of last year.

Net majority income per FEMSA Unit2 was Ps. 5.60 (US$3.11 per ADS).

Capital expenditures amounted to Ps. 45,315 million, a decrease of 11.3% compared to 2024, a reduction in all of our business units, reflecting a strategic rebalancing in our CAPEX spending. This was primarily driven by lower capital intensity at Coca-Cola FEMSA and a more targeted expansion approach within Proximity Americas, focusing on store expansion in Mexico, while deploying a more disciplined approach in Chile, Colombia and Peru.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2025 was 3,469,469,527, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 25, 2026 | Page 10

RECENT DEVELOPMENTS

•	After a thorough analysis, we have redefined our Ecosystem 2.0 as a model focused on OXXO Mexico. This implies increased focus on executing together with store operations. The principle is straightforward: one client, one strategy, and one aligned P&L. Spin will be responsible for the entire P&L of Ecosystem 2.0 and for digital performance, concentrating the integral management of our client base: growth in active users, loyalty program, digital and physical payment transactions, activation, engagement, and retention. As part of this redefinition, we will not pursue third-party partners into the Premia loyalty platform. We will continue to seek business opportunities around credit, and until we have visibility of the success of such opportunities, we will delay the application for a banking license.

We want to recognize Juan Carlos Guillermety’s leadership in building digital capabilities that are critical for FEMSA. Under his guidance, our Ecosystem strengthened its value proposition, consolidated strategic partnerships, and defined our financial ambition, setting the foundations for this new stage of integration. Juan Carlos will transition into an advisory role, and Rodrigo García Jacques will assume the leadership of Spin with a clear mandate: consolidate execution, ensure a permanent alignment with OXXO Mexico, and maintain operating discipline.

•	On February 24, 2026, we announced the final settlement and repayment of the outstanding principal of our €500 million exchangeable bonds. These bonds, originally issued in February 2023 as part of the FEMSA Forward strategy, were exchangeable into ordinary shares of Heineken Holding N.V. At maturity, the outstanding principal amount was repaid; this transaction marks the conclusion of the specific exchangeable debt instrument linked to the divestment process initiated in 2023. We paid a total of approximately €513.1 million over the life of the bond, including interest and principal.

•	February 2 of 2026, we announced that we completed the separation of the Grupo Nós joint venture in Brazil with Raízen S.A. (“Raízen”). As a result of this transaction, FEMSA retained the OXXO stores, as well as the distribution center located in Cajamar, São Paulo, while Raízen retained the Shell Select stores. The remaining assets and liabilities of Grupo Nós have been allocated between FEMSA and Raízen in accordance to the agreement between the parties intended to reflect the requirements of each business.

•	On December 2 of 2025, we announced that, as part of our ongoing efforts and consistent with the capital allocation framework and commitment to enhance capital returns to shareholders, FEMSA had entered into a derivative instrument known as an accelerated share repurchase (“ASR”) agreement with a financial institution in the United States of America to repurchase Company’s shares through the acquisition of American Depositary Shares (“ADS”). Under the terms of the ASR agreement, FEMSA has agreed to repurchase from such financial institution an aggregate amount of USD $260 million of its ADS1. The ASR involved an initial delivery of 540,035 ADSs on December 3, 2025.

The total number of shares ultimately repurchased under the ASR agreement will be based on the daily volume-weighted average price of the Company’s ADS during the term of the agreement, less a discount. The final settlement of the ASR agreement is expected to be completed, at the latest, in the first quarter of 2026.

CONFERENCE CALL INFORMATION

Our fourth quarter 2025 Conference Call will be held on: Wednesday, February 25, 2026, 12:00 PM Eastern Time (11:00 AM Mexico City Time). The conference call will be live through our Zoom link. For registration, please visit:

Registration:                 https://bit.ly/FEMSA_4Q25

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

February 25, 2026 | Page 11

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on December 31, 2025, which was 18.0057 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Our consolidated financial statements as of and for the year ended December 31, 2025, are not yet available, and the independent audit of those financial statements is ongoing and has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2025, presented herein, is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this release, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2025, or on our internal control over financial reporting as of December 31, 2025. Our audited consolidated financial statements may differ materially from this preliminary information and will also include notes providing additional disclosures.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Ten pages of tables to follow

February 25, 2026 | Page 12

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	220,091	100.0	208,310	100.0	5.7	5.2	840,954	100.0	781,585	100.0	7.6	4.9
Cost of sales	128,669	58.5	117,307	56.3	9.7		499,378	59.4	460,072	58.9	8.5
Gross profit	91,422	41.5	91,003	43.7	0.5	1.3	341,576	40.6	321,513	41.1	6.2	4.2
Administrative expenses	9,781	4.4	11,588	5.6	(15.6)		39,325	4.7	39,085	5.0	0.6
Selling expenses	57,548	26.1	57,143	27.4	0.7		229,324	27.3	211,966	27.1	8.2
Other operating expenses (income), net (1)	(454)	(0.2)	(361)	(0.2)	25.8		(1,044)	(0.1)	(206)	(0.0)	N.S.
Income from operations (2)	24,546	11.2	22,633	10.9	8.5	9.6	73,971	8.8	70,667	9.0	4.7	2.1
Other non-operating expenses (income)	1,941		5,199		(62.7)		3,477		5,864		(40.7)
Interest expense	5,394		5,237		3.0		21,303		20,002		6.5
Interest income	1,575		2,813		(44.0)		7,662		11,910		(35.7)
Interest expense, net	3,819		2,424		57.5		13,641		8,092
Foreign exchange loss (gain)	830		(2,673)		N.S.		5,747		(11,929)		N.S.
Other financial expenses (income), net	(255)		1,097		N.S.		(2,114)		1,900		N.S.
Financing expenses, net	4,394		848		N.S.		17,274		(1,937)		N.S.
Income before income tax and participation in associates results	18,211		16,586		9.8		53,220		66,741		(20.3)
Income tax	7,004		9,541		(26.6)		19,860		25,433		(21.9)
Participation in associates results (3)	(886)		(876)		1.1		(1,881)		(1,187)		58.4
Continued Operations net income (Loss)	10,321		6,169		67.3		31,479		40,121		(21.5)
Discontinued Operations net income (Loss)	2,388		3,341		(28.5)		1,574		115		N.S.
Consolidated net income (Loss)	12,709		9,510		33.6		33,053		40,236		(17.9)
Net majority income	8,524		5,336		59.7		19,431		26,735		(27.3)
Net minority income	4,185		4,174		0.3		13,622		13,501		0.9

Operative Cash Flow& CAPEX	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Income from operations	24,546	11.2	22,633	10.9	8.5	9.6	73,971	8.8	70,667	9.0	4.7	2.1
Depreciation	10,381	4.7	9,421	4.5	10.2		40,278	4.8	35,199	4.5	14.4
Amortization& other non-cash charges	4,804	2.2	2,513	1.2	91.2		11,039	1.3	9,733	1.2	13.4
Adjusted EBITDA	39,731	18.1	34,567	16.6	14.9	15.5	125,288	14.9	115,599	14.8	8.4	5.8
CAPEX	14,200		20,694		(31.4)		45,315		51,074		(11.3)

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

February 25, 2026 | Page 13

FEMSA – Consolidated Balance Sheet
 Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Dec-25	Dec-24	% Inc.
Cash and cash equivalents	107,980	139,834	(22.8)
Investments	20,042	43,212	(53.6)
Accounts receivable	48,319	43,192	11.9
Inventories	69,452	67,464	2.9
Other current assets	37,323	34,214	9.1
Current Assets Available for sale	-	14,395	(100.0)
Total current assets	283,116	342,311	(17.3)
Investments in shares	25,726	28,697	(10.4)
Property, plant and equipment, net	189,672	177,511	6.9
Right of use	99,543	97,960	1.6
Intangible assets (1)	145,506	146,336	(0.6)
Other assets	52,314	58,721	(10.9)

TOTAL ASSETS	795,877	851,536	(6.5)

LIABILITIES & STOCKHOLDERS’ EQUITY	Dec-25	Dec-24	% Inc.
Bank loans	5,862	3,775	55.3
Current maturities of long-term debt	14,812	2,947	N.S.
Interest payable	1,790	1,802	(0.7)
Current maturities of long-term leases	15,188	13,796	10.1
Operating liabilities	172,362	173,658	(0.7)
Short term liabilities available for sale	-	6,952	(100.0)
Total current liabilities	210,014	202,930	3.5
Long-term debt (2)	126,992	141,482	(10.2)
Long-term leases	94,703	94,299	0.4
Laboral obligations	10,719	8,968	19.5
Other liabilities	24,097	22,726	6.0
Total liabilities	466,525	470,405	(0.8)
Total stockholders’ equity	329,352	381,131	(13.6)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	795,877	851,536	(6.5)

	December 31, 2025
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	53.4%	8.7%
U.S. Dollars	27.0%	3.5%
Euros	7.2%	2.6%
Swiss Francs	0.0%	0.0%
Colombian pesos	1.6%	8.6%
Argentine pesos	0.4%	36.2%
Brazilian reais	9.3%	10.9%
Chilean pesos	1.1%	6.0%
Total debt	100.0%	7.2%

Fixed rate (2)	83.5%
Variable rate (2)	16.5%

DEBT MATURITY PROFILE	2026	2027	2028	2029	2030	2031+
% of Total Debt	13.9%	7.9%	10.9%	3.8%	12.2%	51.3%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

February 25, 2026 | Page 14

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended December 31, 2025
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF

Proximity Americas & Europe	3,140	-	3,140
Fuel	237	-	237
Health Division	492	-	492
Envoy Solutions	-	-	-
Coca-Cola FEMSA[1]	3,283	(3,283)	-
Other[2]	(195)	-	(195)
FEMSA Consolidated	6,957	(3,283)	3,674

Dividends Received[3]	-	390	390

FEMSA Consolidated ex-KOF	6,957	(2,893)	4,064

	As of December 31, 2025
	Reported	Adjustments	Ex-KOF

Cash & Equivalents	5,551	-	5,551
Coca-Cola FEMSA Cash & Equivalents	1,559	(1,559)	-
Cash & Equivalents	7,110	(1,559)	5,551

Financial Debt	3,770	-	3,770
Coca-Cola FEMSA Financial Debt	4,431	(4,431)	-
Lease Liabilities	5,942	-	5,942
Coca-Cola FEMSA Lease Liabilities	161	(161)	-
Debt	14,304	(4,592)	9,712

FEMSA Net Debt	7,194	(3,033)	4,161

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for December 31, 2025 which was 18.0057 MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Spin), FEMSA corporate expenses, and the effects of consolidation adjustments.

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$390 mm during the last twelve months.

February 25, 2026 | Page 15

EPS with Repurchased Shares

Amounts expressed in millions of Mexican Pesos (Ps.)

As Reported

Total Shares Outstanding(1)
FEMSA Units Outstanding(1)	3,469,469,527

	YTD	4Q25
Net majority income	19,431	8,524

# FEMSA Units Outstanding(1)	3,469,469,527

EPS (Mxn Ps. / Unit)	5.60	2.46

Proforma

Total Shares Excluding Shares in Treasury
FEMSA Units Outstanding(1)	3,469,469,527

Shares in Treasury
FEMSA Units Outstanding(1)	37,236,012

	YTD	4Q25
Net majority income	19,431	8,524

# FEMSA Units Outstanding	3,432,233,515

EPS (Mxn Ps. / Unit)	5.66	2.48

(1) FEMSA Units Outstanding consist of FEMSA BD Units and FEMSA B Units. The number of FEMSA Units outstanding is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

(2) At our Shareholders meeting held on April 11 of 2025, the cancellation of the shares acquired from the stock repurchase program during the period from November 2023 to March 2025 was approved. The total FEMSA Units Cancelled are for the amount of 108,756,743 units. This includes 102,201,323 from November 2023 to December 2024, as well as 6.555,420 units bought during that current year, from January 2025 to March 2025.

February 25, 2026 | Page 16

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2025	%of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	%of rev.	2024	%of rev.	% Var.	% Comp.(A)
Total revenues	85,257	100.0	80,992	100.0	5.3	6.3	328,839	100.0	307,197	100.0	7.0	3.7
Cost of sales	44,278	51.9	42,381	52.3	4.5		180,344	54.8	170,204	55.4	6.0
Gross profit	40,979	48.1	38,610	47.7	6.1	6.4	148,495	45.2	136,993	44.6	8.4	6.7
Administrative expenses	2,925	3.4	2,921	3.6	0.1		10,405	3.2	9,306	3.0	11.8
Selling expenses	27,677	32.5	25,995	32.1	6.5		108,018	32.8	97,989	31.9	10.2
Other operating expenses (income), net	126	0.1	178	0.2	(29.3)		433	0.1	482	0.2	(10.1)
Income from operations	10,252	12.0	9,516	11.7	7.7	8.4	29,639	9.0	29,216	9.5	1.4	(2.9)
Depreciation	4,058	4.8	3,720	4.6	9.1		15,716	4.8	13,933	4.5	12.8
Amortization & other non-cash charges	1,555	1.8	826	1.0	88.3		2,773	0.8	2,494	0.8	11.2
Adjusted EBITDA	15,865	18.6	14,062	17.4	12.8	13.8	48,129	14.6	45,642	14.9	5.4	2.0
CAPEX	2,981		3,904		(23.6)		13,721		16,239		(15.5)

Information of OXXO Stores
Total stores							25,587		24,462		4.6
Stores Mexico							24,297		23,206		4.7
Stores LATAM							1,050		1,007		4.3
Stores USA							240		249		(3.6)

Net new convenience stores:
vs. Last quarter	209		454		(54.0)
Year-to-date	1,125		1596		(29.5)
Last-twelve-months	1,125		1,596		(29.5)

Same-store data: (1)
Sales (thousands of pesos)	1,018.0		974.8		4.4		993.4		983.4		1.0
Traffic (thousands of transactions)	16.7		16.8		(0.6)		16.7		17.4		(4.2)
Ticket (pesos)	61.1		58.1		5.0		59.5		56.4		5.5

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

February 25, 2026 | Page 17

Proximity Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	14,217	100.0	13,870	100.0	2.5	2.3	57,028	100.0	49,755	100.0	14.6	3.2
Cost of sales	8,834	62.1	7,856	56.6	12.4		33,778	59.2	28,412	57.1	18.9
Gross profit	5,383	37.9	6,014	43.4	(10.5)	0.3	23,250	40.8	21,344	42.9	8.9	(2.0)
Administrative expenses	1,094	7.7	1,198	8.6	(8.7)		3,884	6.8	3,793	7.6	2.4
Selling expenses	3,604	25.4	4,373	31.5	(17.6)		17,018	29.8	15,748	31.7	8.1
Other operating expenses (income), net	(39)	(0.3)	(210)	(1.5)	(81.5)		(101)	(0.2)	(231)	(0.5)	(56.4)
Income from operations	724	5.1	653	4.7	10.8	10.8	2,448	4.3	2,033	4.1	20.4	8.8
Depreciation	1,358	9.5	1,312	9.5	3.5		5,435	9.5	4,761	9.6	14.2
Amortization & other non-cash charges	131	0.9	46	0.3	181.2		546	1.0	447	0.9	22.2
Adjusted EBITDA	2,212	15.6	2,012	14.5	10.0	9.9	8,430	14.8	7,240	14.6	16.4	4.6
CAPEX	856		987		(13.3)		1,938		2,270		(14.6)

(A) refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

February 25, 2026 | Page 18

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	22,824	100.0	21,824	100.0	4.6	6.7	88,129	100.0	79,755	100.0	10.5	6.3
Cost of sales	18,378	80.5	15,010	68.8	22.4		64,275	72.9	55,714	69.9	15.4
Gross profit	4,446	19.5	6,814	31.2	(34.7)	(32.5)	23,853	27.1	24,041	30.1	(0.8)	(4.2)
Administrative expenses	157	0.7	1,124	5.1	(86.0)		2,455	2.8	4,348	5.5	(43.5)
Selling expenses	3,656	16.0	4,436	20.3	(17.6)		18,270	20.7	16,144	20.2	13.2
Other operating expenses (income), net	60	0.3	53	0.2	12.2		100	0.1	65	0.1	54.0
Income from operations	573	2.5	1,202	5.5	(52.3)	(50.5)	3,028	3.4	3,483	4.4	(13.1)	(15.4)
Depreciation	905	4.0	889	4.1	1.9		3,637	4.1	3,255	4.1	11.7
Amortization & other non-cash charges	1,033	4.5	262	1.2	294.5		2,223	2.5	1,048	1.3	112.2
Adjusted EBITDA	2,512	11.0	2,352	10.8	6.8	11.3	8,888	10.1	7,786	9.8	14.2	10.2
CAPEX	670		746		(10.1)		1,608		1,835		(12.3)

Information of Stores
Total stores							4,503		4,661		(3.4)
Stores Mexico							1,317		1,739		(24.3)
Stores South America							3,186		2,922		9.0%

Net new stores:
vs. Last quarter	112		125		(10.4)
Year-to-date	(158)		187		N.S.
Last-twelve-months	(158)		187		N.S.

Same-store data: (1)
Sales (thousands of pesos)	1,149.7		1,098.6		4.7		1,020.2		944.2		8.0
Same-store data(2)
Sales (currency-neutral)					9.2
Mexico					(1.1)
Chile					7.3
Colombia					28.7
Ecuador					6.6

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

(2) Currency Neutral monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

February 25, 2026 | Page 19

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	16,924	100.0	16,331	100.0	3.6	N.A.	67,195	100.0	65,365	100.0	2.8	N.A.
Cost of sales	14,810	87.5	14,260	87.3	3.9		59,004	87.8	57,430	87.9	2.7
Gross profit	2,114	12.5	2,071	12.7	2.1	N.A.	8,190	12.2	7,935	12.1	3.2	N.A.
Administrative expenses	65	0.4	109	0.7	(40.3)		290	0.4	344	0.5	(15.8)
Selling expenses	1,221	7.2	1,202	7.4	1.6		4,967	7.4	4,792	7.3	3.6
Other operating expenses (income), net	20	0.1	15	0.1	35.1		46	0.1	(10)	(0.0)	(545.1)
Income from operations	808	4.8	745	4.6	8.4	N.A.	2,889	4.3	2,809	4.3	2.8	N.A.
Depreciation	306	1.8	301	1.8	1.8		1,216	1.8	1,138	1.7	6.8
Amortization & other non-cash charges	55	0.3	46	0.3	18.8		168	0.3	199	0.3	(15.4)
Adjusted EBITDA	1,169	6.9	1,092	6.7	7.0		4,273	6.4	4,146	6.3	3.1
CAPEX	98		185		(46.7)		208		398		(47.8)

Information of OXXO GAS Service Stations
Total service stations							552		571		(3.3)
Net new service stores:
vs. Last quarter	(6)		3		N.S.
Year-to-date	(19)		1		N.S.
Last-twelve-months	(19)		1		N.S

Volume (millions of liters) total stations	726		660		10.0

Same-station data: (1)
Sales (thousands of pesos)	9,768.8		8,985.1		8.7		9,235.1		8,638.7		6.9
Volume (thousands of liters)	449.0		408.0		10.0		419.4		395.7		6.0
Average price per liter	21.8		22.0		-1.2		22.0		21.8		0.8

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

February 25, 2026 | Page 20

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the fourth quarter of:						For the twelve months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Total revenues	77,750	100.0	75,528	100.0	2.9	6.0	291,746	100.0	279,793	100.0	4.3	6.5
Cost of sales	41,429	53.3	39,833	52.7	4.0		158,570	54.4	151,057	54.0	5.0
Gross profit	36,321	46.7	35,695	47.3	1.8	4.6	133,176	45.6	128,736	46.0	3.4	5.2
Administrative expenses	3,792	4.9	3,614	4.8	4.9		15,043	5.2	13,678	4.9	10.0
Selling expenses	19,740	25.4	20,269	26.8	(2.6)		76,664	26.3	74,423	26.6	3.0
Other operating expenses (income), net	(914)	(1.2)	(280)	(0.4)	226.4		(1,469)	(0.5)	494	0.2	(397.3)
Income from operations	13,702	17.6	12,092	16.0	13.3	16.7	42,937	14.7	40,141	14.3	7.0	7.0
Depreciation	3,357	4.3	3,012	4.0	11.5		12,803	4.4	11,142	4.0	14.9
Amortization & other non-cash charges	1,110	1.4	1,000	1.3	11.0		3,370	1.2	4,922	1.8	(31.5)
Adjusted EBITDA	18,169	23.4	16,104	21.3	12.8	16.4	59,110	20.3	56,205	20.1	5.2	6.9
CAPEX	9,598		13,839		(30.6)		27,059		29,553		(8.4)

Sales Volumes
(Millions of unit cases)
Mexico and Central America	589.5	53.9	589.6	54.6	(0.0)		2,391.7	57.6	2,494.1	59.0	(4.1)
South America	165.9	15.2	159.9	14.8	3.8		580.6	14.0	571.3	13.5	1.6
Brazil	338.2	30.9	329.6	30.5	2.6		1,178.0	28.4	1,159.3	27.4	1.6
Total	1,093.6	100.0	1,079.1	100.0	1.3		4,150.4	100.0	4,224.6	100.0	(1.8)

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

February 25, 2026 | Page 21

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	4Q 2025	LTM (1) Dec-25	Dec-25		Dec-24
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.29%	2.39%	17.97	1.0000	20.27	1.0000
Colombia	0.45%	4.43%	3,757.08	0.0048	4,409.15	0.0046
Brazil	0.13%	3.28%	5.50	3.2652	6.19	3.2731
Argentina	3.70%	21.76%	1,455.00	0.0123	1,032.00	0.0196
Chile	0.00%	3.13%	907.13	0.0198	996.46	0.0203
Switzerland	0.63%	-0.18%	0.79	22.6481	0.90	22.4256
Euro Zone	1.15%	3.29%	0.85	21.1233	0.95	21.2907

(1) LTM = Last twelve months.

February 25, 2026 | Page 22

INVESTOR RELATIONS Jorge Collazo | jorge.collazo@kof.com Lorena Martin | lorena.martinl@kof.com Bryan Silva | bryan.silva@kof.com Agustin Bolio | agustin.bolio@kof.com kofmxinves@kof.com

Mexico City, February 24, 2026, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter of 2025.

FOURTH QUARTER HIGHLIGHTS

•	Volume increased 1.3%.

•	Revenue increased 2.9%; on a currency neutral basis, revenue grew 6.0%.

•	Operating income increased 13.3%; on a currency neutral basis, operating income increased 16.7%.

•	Majority net income increased 3.0%.

•	Earnings per share[1] were Ps. 0.45 (Earnings per unit were Ps. 3.57 and per ADS were Ps. 35.71.).

FULL YEAR HIGHLIGHTS

•	Volume declined 1.8%.

•	Revenue increased 4.3%; on a currency neutral basis, revenue grew 6.5%.

•	Operating income increased 7.0%; on a currency neutral basis, operating income grew 7.0%.

•	Majority net income increased 0.5%.

•	Earnings per share[1] were Ps. 1.42 (Earnings per unit were Ps. 11.35 and per ADS were Ps. 113.50.).

FINANCIAL SUMMARY FOR THE FOURTH QUARTER RESULTS
Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q25	FY 2025	4Q25	FY 2025	4Q25	FY 2025	4Q25	FY 2025
	Consolidated	2.9%	4.3%	1.8%	3.4%	13.3%	7.0%	3.0%	0.5%
As Reported	Mexico & Central America	1.6%	1.6%	2.6%	0.6%	(1.1%)	(2.8%)
	South America	4.6%	8.3%	0.6%	8.3%	32.8%	26.2%

	Consolidated	6.0%	6.5%	4.6%	5.2%	16.7%	7.0%
Comparable(2)	Mexico & Central America	3.3%	0.4%	4.4%	(0.5%)	1.0%	(3.8%)
	South America	9.5%	16.4%	5.0%	15.7%	38.4%	29.2%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“2025 tested our business in several ways, which provided the opportunity to demonstrate our ability to learn and adjust to changing conditions. It also underscored the resilience of our core business and reinforced the conviction on our strategy of following a sustainable long-term growth model. Through decisive actions to address short-term challenges—particularly in Mexico—and strong execution across South America, we delivered sequential volume improvements throughout the year. We ended the fourth quarter on a strong note, with consolidated volume growth and the highest December volumes in our Company’s history for our four largest operations.

Despite navigating a complex operating environment, our full-year results reflect top- and bottom-line growth with resilient margins, positive momentum in our competitive position, and significant progress in our digital and capacity initiatives.

As we look to 2026, we are well equipped to both address the impact of the increase in the IEPS tax in Mexico and accelerate growth in South America by leveraging our revenue-growth-management initiatives, increased brand engagement from the FIFA World Cup, and continuing to rollout our leading-edge digital capabilities. Combining our top-line initiatives, together with a lean and agile operating model, we are well positioned to continue delivering long-term sustainable growth.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 2 of 17

RECENT DEVELOPMENTS

•	On December 9, 2025, Coca-Cola FEMSA paid the fourth installment of the ordinary dividend approved for Ps. 0.23 per share, for a total cash distribution of Ps. 3,819.6 million.

•	On February 12, the Company announced the successful pricing of its bonds in the Mexican market for a total of Ps. 10,000 million. The transaction was completed through a dual-tranche format under the ticker symbols KOF26 and KOF26-2. The first tranche was priced at a fixed-rate of 9.12% (Mbono +0.43%) for an amount of Ps. 7,000 million due in 10 years; the second tranche was priced at a variable rate of Funding TIIE + 0.38% for an amount of Ps. 3,000 million with a 3-year term. The transaction received the highest national credit ratings: ‘mxAAA’ from S&P Global Ratings, S.A. de C.V., and ‘AAA.mx’ from Moody’s Local MX, S.A. de C.V., Institución Calificadora de Valores.

•	Coca-Cola FEMSA delivered a strong sustainability performance in 2025, reflecting material improvements across key ESG ratings. Its S&P Global Corporate Sustainability Assessment (CSA) score increased by 11 points year over year to an all-time high of 81, resulting in inclusion in the 2026 Sustainability Yearbook as the highest-scoring company in its sector in the Americas. The Company also achieved a record score of 4.1 out of 5.0 in the FTSE4Good assessment and posted improvements across MSCI, ISS ESG, Morningstar Sustainalytics, Bloomberg ESG, and CDP, including strong scores across climate, water, and suppliers. These results underscore Coca-Cola FEMSA’s disciplined integration of environmental and social factors and risk management across its operations and value chain.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 3 of 17

CONSOLIDATED fourth QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2025	4Q 2024	Δ%	Δ%
Total revenues	77,750	75,528	2.9%	6.0%
Gross profit	36,321	35,695	1.8%	4.6%
Operating income	13,702	12,092	13.3%	16.7%
Adj. EBITDA (2)	18,169	16,104	12.8%	16.4%

Volume increased 1.3% to 1,093.6-million-unit cases, driven by volume growth in most of our operations that was partially offset by a slight decline in Mexico.

Total revenues increased 2.9% to Ps. 77,750 million. This increase was driven mainly by revenue management initiatives, partially offset by an unfavorable mix and currency translation into Mexican pesos from most of our operating currencies. Excluding currency translation effects, total revenues increased 6.0%.

Gross profit increased 1.8% to Ps. 36,321 million, and gross margin contracted 60 basis points to 46.7%. This contraction was driven mainly by an unfavorable mix and higher fixed costs such as labor and depreciation. These effects were partially offset by lower sweetener and PET costs, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 4.6%.

Operating income increased 13.3% to Ps. 13,702 million, and operating margin expanded 160 basis points to 17.6%. This margin expansion was positively impacted by the recognition of insurance claims recovered in Brazil and Mexico, net of expenses, for Ps. 1,149 million. By excluding insurance recovery and related expenses in the fourth quarter of 2024 and 2025, our operating income declined 2.1%, resulting in an operating margin contraction of 90 basis points to reach 16.1%. (After excluding the effects on adjusted EBITDA in both periods of 2024 and 2025, adjusted EBITDA increased by 4.4%, while the adjusted EBITDA margin expanded by 30 basis points.).

The normalized operating margin contraction is explained by higher depreciation and labor expenses, partially offset by expense controls such as maintenance and freight, coupled with an operating foreign exchange gain. Excluding currency translation effects, operating income increased 16.7%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,357 million, compared to an expense of Ps. 980 million in the previous year. This increase was driven mainly by a higher interest expense, net, due to a reduction in interest income, coupled with an increase in interest expense. The reduction in interest income is explained mainly by a lower cash position in key markets and lower interest rates in Mexico, while the increase in interest expense was driven mainly by the issuance during the second quarter of a U.S. dollar-denominated bond due and its related derivative instruments.

This effect was partially offset by the recognition of a foreign exchange gain of Ps. 83 million in the fourth quarter of 2025 as compared to a gain of Ps. 57 million in the same period of the previous year. The gain this year was driven mainly by the quarterly appreciation of the Mexican peso and Brazilian real as applied to our U.S. dollar-denominated net debt position.

In addition, we recorded a gain in financial instruments of Ps. 162 million, as compared to a loss of Ps. 33 million recorded in the same period of the previous year, driven mainly by the valuation of short-to-mature financial instruments in Brazil.

Additionally, we recognized a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 108 million as compared to a gain of Ps. 61 million recorded in the same period of the previous year.

Income tax as a percentage of income before taxes was 35.7% as compared to 33.1% during the same period of 2024. This increase was driven mainly by non-creditable taxes in Mexico, inflationary effects, and non-recurring effects from previous fiscal years.

Net income attributable to equity holders of the company increased 3.0% to reach Ps. 7,501 million. This was driven mainly by operating income growth, partially offset by an increase in our comprehensive financing result and in the effective tax rate. Earnings per share1 were Ps. 0.45 (Earnings per unit were Ps. 3.57 and per ADS were Ps. 35.71.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 5 of 17

CONSOLIDATED full year RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2025	FY 2024	Δ%	Δ%
Total revenues	291,746	279,793	4.3%	6.5%
Gross profit	133,176	128,736	3.4%	5.2%
Operating income	42,937	40,141	7.0%	7.0%
Adj. EBITDA (2)	59,110	56,205	5.2%	6.9%

Volume decreased 1.8% to 4,150.4-million-unit cases, driven mainly by volume declines in Mexico, Panama,      and Colombia that were partially offset by volume growth in the rest of our operations.

Total revenues increased 4.3% to Ps. 291,746 million. This increase was driven mainly by revenue management initiatives, partially offset by a volume decline and unfavorable mix and currency translation effects from the Argentine peso into Mexican pesos. On a currency neutral basis, total revenues increased 6.5%.

Gross profit increased 3.4% to Ps. 133,176 million, and gross margin contracted 40 basis points to 45.6%. This contraction was driven mainly by higher promotional activity and an unfavorable mix, coupled with higher fixed costs such as labor. These effects were partially offset by lower sweetener costs and top-line growth. Excluding currency translation effects, gross profit increased 5.2%.

Operating income increased 7.0% to Ps. 42,937 million, and operating margin expanded 40 basis points to 14.7%. This margin expansion was positively impacted by the recognition of insurance claims recovered in Brazil and Mexico, net of expenses, for Ps. 1,432 million. By excluding insurance recoveries and related expenses in 2024 and 2025, our operating income declined 0.7%, resulting in an operating margin contraction of 70 basis points to reach 14.2%. (After excluding the effects on adjusted EBITDA in both periods of 2024 and 2025, adjusted EBITDA increased by 2.7%, while the adjusted EBITDA margin contracted by 30 basis points.).

This operating margin contraction, excluding the effects previously mentioned, was driven mainly by increases in labor, restructuring expenses, depreciation, and maintenance, partially offset by a decrease in freight expenses. In addition, we recognized an operative foreign exchange gain as compared to a loss in the previous year. Excluding currency translation effects, operating income increased 7.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 4,945 million, compared to an expense of Ps. 3,906 million in the same period of the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 5,760 million as compared to Ps. 4,492 million in the same period of the previous year because of a higher interest expense driven mainly by our U.S. dollar-denominated bond due 2035 issued during the second quarter. Additionally, we recorded a reduction in our interest income driven by lower notional and interest rates in Mexico and Argentina.

Moreover, we recognized a foreign exchange gain of Ps. 20 million as compared to a gain of Ps. 304 million in the same period of the previous year. The gain this year was driven mainly by the appreciation of most of our operating currencies as applied to our U.S. dollar cash position partially offset by the appreciation of the Mexican peso as applied to our U.S dollar-denominated debt.

These effects were partially offset by a higher gain in financial instruments of Ps. 412 million as compared to a gain of Ps. 67 million in the same period of the previous year. Finally, we recognized a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 383 million as compared to a gain of Ps. 216 million in the same period of the previous year.

Income tax as a percentage of income before taxes was 34.1% as compared to 32.7% during the same period of 2024. This increase was driven mainly by non-recurring effects and inflationary effects from previous fiscal years, coupled with non-creditable taxes.

Net income attributable to equity holders of the company was Ps. 23,845 million as compared to Ps 23,729 million during the same period of the previous year. This 0.5% increase was driven mainly by operating income growth, offset by an increase in our comprehensive financing result and in income taxes. Earnings per share1 were Ps. 1.42 (Earnings per unit were Ps. 11.35 and per ADS were Ps. 113.50.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2025	4Q 2024	Δ%	Δ%
Total revenues	42,199	41,540	1.6%	3.3%
Gross profit	20,782	20,255	2.6%	4.4%
Operating income	6,868	6,947	(1.1%)	1.0%
Adj. EBITDA (2)	9,658	9,531	1.3%	3.4%

Volume remained stable, driven by volume increases in all our Central America South operations and Guatemala, partially offset by a 0.9% volume decline in Mexico.

Total revenues increased 1.6% to Ps. 42,199 million. This performance was driven mainly by revenue management initiatives, offset by unfavorable mix effects and unfavorable currency translation effects from all our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 3.3%.

Gross profit increased 2.6% to Ps. 20,782 million, and gross margin expanded 40 basis points to 49.2%. This margin expansion was driven mainly by lower sweetener and PET costs, coupled with the appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by unfavorable mix effects, lower operating leverage, and higher fixed costs. Excluding currency translation effects, gross profit increased 4.4%.

Operating income decreased 1.1% to Ps. 6,868 million, and operating margin contracted 40 basis points to 16.3%. Our operating income includes the recognition of insurance claims in Mexico, net of expenses, for Ps. 116 million. By excluding insurance recoveries and related expenses in the fourth quarter of 2024 and 2025, our operating income declined 8.1%, resulting in an operating margin contraction of 170 basis points to reach 16.0%. (After excluding the effects on adjusted EBITDA in both periods of 2024 and 2025, adjusted EBITDA increased by 0.5%, while the adjusted EBITDA margin contracted by 20 basis points).

This operating margin contraction, excluding the effects previously mentioned, was driven mainly by an increase in operating expenses such as marketing, depreciation, and labor. In addition, this quarter we recognized a lower operative foreign exchange gain as compared to the previous year. These effects were partially offset by operating expense efficiencies such as maintenance and distribution expenses. Excluding currency translation effects, operating income increased 1.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 8 of 17

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2025	4Q 2024	Δ%	Δ%
Total revenues	35,551	33,988	4.6%	9.5%
Gross profit	15,539	15,439	0.6%	5.0%
Operating income	6,834	5,145	32.8%	38.4%
Adj. EBITDA (2)	8,510	6,572	29.5%	35.6%

Volume increased 3.0% to 504.1-million-unit cases, driven by volume growth across all the countries in the division.

Total revenues increased 4.6% to Ps. 35,551 million. This increase was driven mainly by revenue management initiatives, offsetting an unfavorable currency translation from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 9.5%.

Gross profit increased 0.6% to Ps. 15,539 million, and gross margin contracted 170 basis points to 43.7%. This contraction was driven by an unfavorable mix and higher fixed costs such as labor and depreciation. These effects were partially offset by lower sweetener and PET costs, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 5.0%.

Operating income increased 32.8% to Ps. 6,834 million, resulting in an operating margin expansion of 410 basis points to 19.2%. This margin expansion was positively impacted by the recognition of insurance claims recovered in Brazil, net of expenses, for Ps. 1,032 million. By excluding insurance recoveries and related expenses in 2024 and 2025, our operating income increased 6.0%, resulting in an operating margin expansion of 20 basis points to reach 16.3%. (After excluding the effects on adjusted EBITDA in both periods of 2024 and 2025, adjusted EBITDA increased by 9.6%, while the adjusted EBITDA margin expanded by 90 basis points.).

This operating margin increase was driven mainly by expense efficiencies such as freight, marketing, and maintenance, partially offset by higher expenses such as rents and restructuring expenses. Excluding currency translation effects, operating income increased 38.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average depreciation of the Argentine peso and most of the operating currencies relative to the Mexican peso in the fourth quarter of 2025, as compared to the same period of 2024, we had an unfavorable currency translation effect into Mexican pesos. Please see page 17 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through approximately 2.2 million points of sale a year. Operating 56 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 11 of 17

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Fourth Quarter of:						For the full year of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,566.5		6,445.3		1.9%	1.9%	24,812.9		24,929.2		-0.5%	-0.5%
Volume (million unit cases)	1,093.6		1,079.1		1.3%	1.3%	4,150.4		4,224.6		-1.8%	-1.8%
Average price per unit case	68.35		67.45		1.3%		68.09		64.23		6.0%
Net revenues	77,493		75,302		2.9%		291,147		279,030		4.3%
Other operating revenues	257		226		14.0%		599		763		-21.5%
Total revenues (2)	77,750	100.0%	75,528	100.0%	2.9%	6.0%	291,746	100.0%	279,793	100.0%	4.3%	6.5%
Cost of goods sold	41,429	53.3%	39,833	52.7%	4.0%		158,570	54.4%	151,057	54.0%	5.0%
Gross profit	36,321	46.7%	35,695	47.3%	1.8%	4.6%	133,176	45.6%	128,736	46.0%	3.4%	5.2%
Operating expenses	23,532	30.3%	23,883	31.6%	-1.5%		91,708	31.4%	88,101	31.5%	4.1%
Other operative expenses, net	(817)	-1.1%	(253)	-0.3%	222.8%		(1,086)	-0.4%	688	0.2%	NA
Operative equity method (gain) loss in associates(3)	(96)	-0.1%	(27)	0.0%	253.0%		(383)	-0.1%	(194)	-0.1%	97.8%
Operating income (5)	13,702	17.6%	12,092	16.0%	13.3%	16.7%	42,937	14.7%	40,141	14.3%	7.0%	7.0%
Other non operative expenses, net	145	0.2%	(36)	0.0%	NA		451	0.2%	31	0.0%	1357.1%
Non Operative equity method (gain) loss in associates (4)	(5)	0.0%	(37)	0.0%	-87.3%		(148)	-0.1%	(112)	0.0%	32.3%
Interest expense	2,250		1,935		16.3%		8,130		7,532		7.9%
Interest income	539		870		-38.0%		2,369		3,039		-22.0%
Interest expense, net	1,711		1,065		60.6%		5,760		4,492		28.2%
Foreign exchange loss (gain)	(83)		(57)		46.1%		(20)		(304)		-93.3%
Loss (gain) on monetary position in inflationary subsidiaries	(108)		(61)		76.5%		(383)		(216)		77.8%
Market value (gain) loss on financial instruments	(162)		33		NA		(412)		(67)		511.1%
Comprehensive financing result	1,357		980		38.4%		4,945		3,906		26.6%
Income before taxes	12,204		11,185		9.1%		37,689		36,316		3.8%
Income taxes	4,315		3,686		17.1%		12,674		11,768		7.7%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	7,890		7,499		5.2%		25,016		24,549		1.9%
Net income attributable to equity holders of the company	7,501	9.6%	7,286	9.6%	3.0%	5.8%	23,845	8.2%	23,729	8.5%	0.5%	-0.6%
Non-controlling interest	389	0.5%	213	0.3%	82.2%		1,171	0.4%	820	0.3%	42.8%

Adj. EBITDA & CAPEX	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	13,702	17.6%	12,092	16.0%	13.3%	16.7%	42,937	14.7%	40,141	14.3%	7.0%	7.0%
Depreciation	3,357		3,012		11.5%		12,803		11,142		14.9%
Amortization and other operative non-cash charges	1,110		1,000		11.0%		3,370		4,922		-31.5%
Adj. EBITDA (5)(6)	18,169	23.4%	16,104	21.3%	12.8%	16.4%	59,110	20.3%	56,205	20.1%	5.2%	6.9%
CAPEX(8)	9,464		13,778		-31.3%		26,765		29,416		-9.0%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 and 16 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)	As of December 31, 2025, the investment in fixed assets effectively paid is equivalent to Ps. 23,325 million.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Fourth Quarter of:						For the full year of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,065.6		3,091.7		-0.8%	-0.8%	12,411.4		12,926.6		-4.0%	-4.0%
Volume (million unit cases)	589.5		589.6		0.0%	0.0%	2,391.7		2,494.1		-4.1%	-4.1%
Average price per unit case	70.61		69.66		1.4%		70.16		66.48		5.5%
Net revenues	42,186		41,517				169,595		166,972
Other operating revenues	12		23				46		24
Total Revenues (2)	42,199	100.0%	41,540	100.0%	1.6%	3.3%	169,641	100.0%	166,996	100.0%	1.6%	0.4%
Cost of goods sold	21,417	50.8%	21,284	51.2%			88,407	52.1%	86,214	51.6%
Gross profit	20,782	49.2%	20,255	48.8%	2.6%	4.4%	81,234	47.9%	80,782	48.4%	0.6%	-0.5%
Operating expenses	13,835	32.8%	13,485	32.5%			55,547	32.7%	53,810	32.2%
Other operative expenses, net	133	0.3%	(176)	-0.4%			20	0.0%	457	0.3%
Operative equity method (gain) loss in associates (3)	(55)	-0.1%	(1)	0.0%			(217)	-0.1%	(115)	-0.1%
Operating income (4)	6,868	16.3%	6,947	16.7%	-1.1%	1.0%	25,884	15.3%	26,630	15.9%	-2.8%	-3.8%
Depreciation, amortization & other operating non-cash charges	2,790	6.6%	2,584	6.2%			9,888	5.8%	9,938	6.0%
Adj. EBITDA (4)(5)	9,658	22.9%	9,531	22.9%	1.3%	3.4%	35,772	21.1%	36,568	21.9%	-2.2%	-3.2%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 and 16 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle, among others.

(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Fourth Quarter of:						For the full year of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,500.9		3,353.5		4.4%	4.4%	12,401.5		12,002.6		3.3%	3.3%
Volume (million unit cases)	504.1		489.5		3.0%	3.0%	1,758.7		1,730.6		1.6%	1.6%
Average price per unit case	65.70		64.80		1.4%		65.26		60.98		7.0%
Net revenues	35,306		33,785				121,551		112,058
Other operating revenues	245		203				554		739
Total Revenues (2)	35,551	100.0%	33,988	100.0%	4.6%	9.5%	122,105	100.0%	112,797	100.0%	8.3%	16.4%
Cost of goods sold	20,012	56.3%	18,549	54.6%			70,163	57.5%	64,843	57.5%
Gross profit	15,539	43.7%	15,439	45.4%	0.6%	5.0%	51,942	42.5%	47,954	42.5%	8.3%	15.7%
Operating expenses	9,697	27.3%	10,398	30.6%			36,161	29.6%	34,291	30.4%
Other operative expenses, net	(951)	-2.7%	(77)	-0.2%			(1,106)	-0.9%	231	0.2%
Operative equity method (gain) loss in associates (3)	(41)	-0.1%	(27)	-0.1%			(166)	-0.1%	(78)	-0.1%
Operating income (4)	6,834	19.2%	5,145	15.1%	32.8%	38.4%	17,053	14.0%	13,511	12.0%	26.2%	29.2%
Depreciation, amortization & other operating non-cash charges	1,676	4.7%	1,427	4.2%			6,285	5.1%	6,127	5.4%
Adj. EBITDA (4)(5)	8,510	23.9%	6,572	19.3%	29.5%	35.6%	23,338	19.1%	19,637	17.4%	18.8%	27.2%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 and 16 for revenue breakdown.

(3)	Includes equity method in Leão Alimentos, among others.

(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 13 of 17

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Dec-25	Dec-24	% Var.
Current Assets
Cash, cash equivalents and marketable securities	28,067	32,779	-14%
Total accounts receivable	22,146	18,620	19%
Inventories	14,014	14,059	0%
Other current assets	10,343	9,675	7%
Total current assets	74,570	75,132	-1%
Non-Current Assets
Property, plant and equipment	174,289	161,785	8%
Accumulated depreciation	(65,159)	(62,404)	4%
Total property, plant and equipment, net	109,130	99,381	10%
Right of use assets	2,617	2,989	-12%
Investment in shares	10,588	10,233	3%
Intangible assets and other assets	102,356	101,876	0%
Other non-current assets	15,278	18,375	-17%
Total Assets	314,539	307,986	2%

Liabilities & Equity	Dec-25	Dec-24	% Var.
Current Liabilities
Short-term bank loans and notes payable	7,944	3,314	140%
Suppliers	31,898	33,773	-6%
Short-term leasing Liabilities	631	889	-29%
Other current liabilities	26,284	29,195	-10%
Total current liabilities	66,757	67,171	-1%
Non-Current Liabilities
Long-term bank loans and notes payable	71,834	70,383	2%
Long Term Leasing Liabilities	2,273	2,295	-1%
Other long-term liabilities	19,647	17,595	12%
Total liabilities	160,511	157,445	2%
Equity
Non-controlling interest	7,827	7,113	10%
Total controlling interest	146,201	143,428	2%
Total equity	154,029	150,542	2%
Total Liabilities and Equity	314,539	307,986	2%

	December 31, 2025
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	60.7%	2.8%	8.5%
U.S. Dollars	18.6%	30.5%	4.3%
Colombian Pesos	2.9%	42.9%	8.6%
Brazilian Reals	16.9%	13.1%	10.9%
Argentine Pesos	0.8%	0.0%	36.2%
Total Debt	100%	16.3%	8.0%

(1) After giving effect to swaps.

(2) Calculated  based on the  weighting of the outstanding debt mix for each year.

Debt Maturity Profile

Financial Ratios	FY 2025	FY 2024	Δ%
Net debt including effect of hedges (1)(3)	52,846	38,329	37.9%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.89	0.68
Adj. EBITDA/ Interest expense, net (1)	10.26	12.51
Capitalization (2)	35.4%	33.3%

(1) Net debt = total debt - cash

(2) Total debt / (total debt + shareholders' equity)

(3)  After giving effect to swaps.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 14 of 17

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	4Q 2025					4Q 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	339.4	29.4	85.2	39.3	493.2	346.9	29.1	84.9	36.6	497.4	-0.9%
Guatemala	44.3	2.1	0.6	2.0	48.9	43.2	1.5	-	2.6	47.2	3.5%
CAM South	39.2	2.2	0.2	5.8	47.4	37.5	1.9	0.9	4.6	44.9	5.5%
Mexico and Central America	422.9	33.6	85.9	47.1	589.5	427.6	32.5	85.8	43.8	589.6	0.0%
Colombia	74.2	11.0	3.7	6.9	95.7	71.4	10.0	3.7	6.6	91.6	4.5%
Brazil (3)	278.6	25.7	2.9	31.0	338.2	274.5	24.6	2.8	27.7	329.6	2.6%
Argentina	39.1	7.4	2.1	5.6	54.1	39.0	7.1	1.9	4.6	52.6	3.0%
Uruguay	12.6	2.2	-	1.2	16.0	12.4	2.1	-	1.1	15.7	2.1%
South America	404.6	46.3	8.6	44.7	504.1	397.4	43.8	8.4	40.0	489.5	3.0%
TOTAL	827.5	79.9	94.5	91.7	1,093.6	824.9	76.3	94.2	83.7	1,079.1	1.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	4Q 2025				4Q 2024				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,859.2	215.6	277.6	2,352.3	1,937.0	208.6	259.2	2,404.7	-2.2%
Guatemala	321.8	19.4	20.9	362.1	317.9	14.0	20.6	352.5	2.7%
CAM South	280.9	14.0	56.3	351.2	269.5	12.6	52.4	334.5	5.0%
Mexico and Central America	2,461.9	249.0	354.8	3,065.6	2,524.3	235.2	332.2	3,091.7	-0.8%
Colombia	539.7	108.6	50.6	698.9	511.0	101.4	49.4	661.7	5.6%
Brazil (3)	1,876.6	222.4	346.5	2,445.4	1,821.5	213.9	314.3	2,349.8	4.1%
Argentina	192.2	39.8	47.0	279.0	189.1	40.9	37.0	267.0	4.5%
Uruguay	59.3	8.7	9.5	77.5	57.7	8.3	9.1	75.1	3.3%
South America	2,667.8	379.4	453.6	3,500.9	2,579.3	364.4	409.8	3,353.5	4.4%
TOTAL	5,129.7	628.4	808.4	6,566.5	5,103.6	599.6	742.0	6,445.3	1.9%

Revenues

Expressed in million Mexican Pesos	4Q 2025	4Q 2024	Δ %
Mexico	33,873	33,078	2.4%
Guatemala	4,093	4,123	-0.7%
CAM South	4,233	4,339	-2.4%
Mexico and Central America	42,199	41,540	1.6%
Colombia	6,428	6,145	4.6%
Brazil (4)	23,976	22,099	8.5%
Argentina	3,341	3,996	-16.4%
Uruguay	1,807	1,748	3.4%
South America	35,551	33,988	4.6%
TOTAL	77,750	75,528	2.9%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 1,713.5 million for the fourth quarter of 2025 and Ps. 1,571.7 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 15 of 17

COCA-COLA FEMSA

YTD- VOLUME, TRANSACTIONS & REVENUES

Volume

	FY 2025					FY 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,359.2	129.2	363.5	161.7	2,013.6	1,454.8	136.1	375.2	158.2	2,124.3	-5.2%
Guatemala	178.0	8.5	2.9	8.5	197.8	174.0	9.0	-	9.7	192.8	2.6%
CAM South	148.0	8.8	0.7	22.8	180.3	145.6	6.3	3.8	21.3	177.0	1.9%
Mexico and Central America	1,685.3	146.5	367.1	192.9	2,391.7	1,774.3	151.5	379.0	189.3	2,494.1	-4.1%
Colombia	267.9	41.0	14.5	26.0	349.4	267.9	40.4	15.6	28.4	352.3	-0.8%
Brazil (3)	976.4	87.3	9.8	104.5	1,178.0	966.1	83.3	10.2	99.7	1,159.3	1.6%
Argentina	130.2	24.3	6.4	18.0	178.8	126.4	21.4	7.1	13.4	168.3	6.3%
Uruguay	41.1	7.6	-	3.6	52.3	40.6	6.9	-	3.2	50.7	3.2%
South America	1,415.7	160.2	30.7	152.1	1,758.7	1,400.9	152.1	32.9	144.7	1,730.6	1.6%
TOTAL	3,100.9	306.7	397.8	345.0	4,150.4	3,175.3	303.5	411.9	333.9	4,224.6	-1.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	FY 2025				FY 2024				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	7,498.8	927.5	1,127.5	9,553.8	8,071.4	948.3	1,112.2	10,131.9	-5.7%
Guatemala	1,326.2	80.7	91.6	1,498.5	1,299.1	65.0	95.4	1,459.5	2.7%
CAM South	1,077.4	57.1	224.6	1,359.0	1,058.5	56.3	220.5	1,335.2	1.8%
Mexico and Central America	9,902.4	1,065.3	1,443.7	12,411.4	10,428.9	1,069.6	1,428.1	12,926.6	-4.0%
Colombia	1,966.6	410.2	197.8	2,574.7	1,951.1	412.9	228.8	2,592.8	-0.7%
Brazil (3)	6,669.1	755.7	1,192.0	8,616.8	6,428.1	725.8	1,132.2	8,286.2	4.0%
Argentina	663.8	138.5	149.3	951.7	634.6	129.4	113.4	877.4	8.5%
Uruguay	199.8	29.3	29.3	258.4	193.3	26.9	26.1	246.2	4.9%
South America	9,499.4	1,333.7	1,568.5	12,401.5	9,207.1	1,295.0	1,500.5	12,002.6	3.3%
TOTAL	19,401.7	2,399.0	3,012.1	24,812.9	19,636.0	2,364.6	2,928.6	24,929.2	-0.5%

Revenues

Expressed in million Mexican Pesos	FY 2025	FY 2024	Δ %
Mexico	136,193	135,906	0.2%
Guatemala	16,839	15,524	8.5%
CAM South	16,608	15,566	6.7%
Mexico and Central America	169,641	166,996	1.6%
Colombia	22,975	20,994	9.4%
Brazil (4)	82,436	74,126	11.2%
Argentina	11,009	12,557	-12.3%
Uruguay	5,685	5,119	11.1%
South America	122,105	112,797	8.3%
TOTAL	291,746	279,793	4.3%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 5,328.0 million for the full year of 2025 and Ps. 5,276.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 16 of 17

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	4Q25	YTD
Mexico	3.69%	1.27%	3.69%
Colombia	5.10%	0.65%	5.10%
Brasil	4.26%	0.95%	4.26%
Argentina	31.55%	8.04%	31.55%
Costa Rica	-1.23%	0.26%	-1.23%
Panama	0.15%	-0.03%	0.15%
Guatemala	1.65%	0.64%	1.65%
Nicaragua	2.70%	1.22%	2.70%
Uruguay	3.65%	0.87%	3.65%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q25	4Q24	Δ %	FY 25	FY 24	Δ %
México	18.32	20.07	-8.7%	19.23	18.30	5.1%
Colombia	3,818.90	4,351.70	-12.2%	4,053.13	4,074.44	-0.5%
Brasil	5.39	5.84	-7.7%	5.59	5.39	3.7%
Argentina	1,437.06	1,001.46	43.5%	1,244.54	916.29	35.8%
Costa Rica	502.06	513.80	-2.3%	506.50	518.22	-2.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.66	7.72	-0.8%	7.68	7.76	-1.0%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	39.60	42.67	-7.2%	41.08	40.21	2.2%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-25	Dec-24	Δ %	Sep-25	Sep-24	Δ %
México	17.97	20.27	-11.4%	18.38	19.63	-6.4%
Colombia	3,757.08	4,409.15	-14.8%	3,901.29	4,164.21	-6.3%
Brasil	5.50	6.19	-11.1%	5.32	5.45	-2.4%
Argentina	1,455.00	1,032.00	41.0%	1,380.00	970.50	42.2%
Costa Rica	501.42	512.73	-2.2%	506.00	522.87	-3.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.66	7.71	-0.5%	7.66	7.72	-0.9%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	39.04	44.07	-11.4%	39.85	41.64	-4.3%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q25 Results February 24, 2026	Page 17 of 17